Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Can-fite,” the “Company,” “we,” “us” and “our” refer to Can-fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	risks related to the coronavirus outbreak;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer;

●	references to “NASH” refer to nonalcoholic steatohepatitis;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s Ordinary Shares, NIS 0.25 nominal (par) value per share;

●	references to “RA” refer to rheumatoid arthritis; and

Overview

We are a clinical stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver, inflammatory diseases and COVID-19. We also co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Our platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and upon binding to the receptor initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumors and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease.

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Our product candidates, CF101, CF102 and CF602, are being developed to treat autoimmune inflammatory indications, oncology and liver diseases, COVID-19 as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advance stage of clinical development for the treatment of autoimmune-inflammatory diseases, including rheumatoid arthritis and psoriasis. CF101 is also being developed for the treatment of coronavirus. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for the treatment of HCC in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA as a second line treatment to improve survival for patients with advanced HCC who have previously received Nexavar (sorafenib). Namodenoson is also being developed for the treatment of NASH, a disease for which no FDA approved therapies currently exist. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, oncological diseases, viral diseases, such as the JC virus, and obesity.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the world rheumatoid arthritis market size is predicted to generate revenues of $50.5 billion by 2025 and according to SNS Research, the psoriasis drug market is forecasted to be worth $11.5 billion by the end of 2020. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following:

●	Piclidenoson for the treatment of (i) rheumatoid arthritis to Kwang Dong Pharmaceutical Co. Ltd., or KD, for South Korea, (ii) psoriasis and rheumatoid arthritis to Cipher Pharmaceuticals, or Cipher, for Canada, (iii) rheumatoid arthritis and psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iv) rheumatoid arthritis and psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), and (v) psoriasis to Kyongbo Pharm Co. Ltd. for South Korea; and

●	Namodenoson for the treatment of (i) liver cancer and NASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, and (ii) advanced liver cancer and NAFLD/NASH to CMS for China (including Hong Kong, Macao and Taiwan).

On September 10, 2019, we entered into a collaboration agreement with Univo Pharmaceuticals, or Univo, a medical cannabis company, to identify and co-develop specific formulations of cannabis components for the treatment of cancer, inflammatory, autoimmune, and metabolic diseases. Under the collaboration agreement, Univo will provide us with cannabis and cannabis components, as well as full access to its laboratories for both research and manufacturing. We agreed to pay Univo a total of $500,000 in two installments and issued to Univo 19,934,355 ordinary shares through a private placement, representing approximately 16.6% of Can-Fite’s ordinary shares outstanding after giving effect to the issuance. In addition, in connection therewith, we issued 996,690 ordinary shares to a consultant. The companies will initially share ownership of intellectual property developed in this collaboration. Revenues derived from the collaboration will generally be shared between us and Univo on the basis of each party’s contribution. Golan Bitton, Univo’s CEO was appointed to our board of directors in December 2019. On February 17, 2020, we entered into an amendment to the collaboration agreement pursuant to which the parties expanded the collaboration to allow the testing of minute cannabidiol (CBD) concentrations/dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, we agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of $200,000 per indication. On February 27, 2020, Golan Bitton resigned from our board of directors, effective immediately.

We are currently: (i) conducting a Phase III trial for Piclidenoson in the treatment of rheumatoid arthritis with an interim analysis expected to be released in the fourth quarter of 2020, (ii) conducting a Phase III trial for Piclidenoson in the treatment of psoriasis with an interim analysis expected to be released in the fourth quarter of 2020, (iii) preparing to commence a Phase III trial for Namodenoson in the treatment of liver cancer, (iv) engaged in preparatory steps for the initiation of a clinical trial of Namodenoson in the treatment of NASH, (v) investigating Piclidenoson for the treatment of coronavirus which includes a planned Phase II clinical trial in the U.S., (vi) investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction, and (vii) co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR.

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Since inception, we have incurred significant losses in connection with our research and development. At June 30, 2020, we had an accumulated deficit of approximately $119.3 million. Although we have recognized revenues in connection with our existing out-licensing agreements with KD, Cipher, CKD, Gebro and CMS and our historic out-licensing agreement with Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, and CMS and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2020, we had approximately $9.05 million of cash and cash equivalents.

Impact of COVID-19 on our Operations

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

Results of Operations

Revenues

Revenues for the six months ended June 30, 2020 were $0.40 million compared to revenues of $0.68 million during the first six months of 2019. The decrease in revenues was mainly due to the recognition of a lower portion of advance payments received under distribution agreements from Gebro, CKD, and Cipher.

Research and development expenses

Research and development expenses for the six months ended June 30, 2020 were $7.05 million compared with $3.96 million for the same period in 2019. Research and development expenses for the first six months of 2020 comprised primarily of expenses associated with the Phase II studies for Namodenoson in the treatment of NASH and HCC, as well as expenses for ongoing Phase III studies of Piclidenoson in the treatment of rheumatoid arthritis and psoriasis. The increase is primarily due to increased costs associated with the accelerating rate of absorption of patients for the Phase III clinical trial of Piclidenoson for the treatment of rheumatoid arthritis and for psoriasis.

General and administrative expenses

General and administrative expenses were $1.45 million for the six months ended June 30, 2020 compared to $1.33 million for the same period in 2019. The increase is primarily due to an increase in salaries and related benefits and insurance expenses which was partly offset by a decrease in travel expenses and professional services.

Financial expenses, net

Financial expenses, net for the six months ended June 30, 2020 was $0.12 million compared to financial expenses, net of $0.28 million for the same period in 2019. The decrease in financial expenses, net is primarily due to a decrease in exchange rate expenses.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. At June 30, 2020, we had approximately $9.05 million in cash and cash equivalents, and have invested most of our available cash funds in ongoing cash accounts. In January 2020, we raised $2.4 million in a warrant exercise transaction, in February 2020, we raised approximately $5.0 million in a public offering, in March, April and May 2020, warrants issued in the February 2020 offering were partially exercised resulting in proceeds of approximately $2.5 million, and in June and July 2020, we raised $8.0 million and $3.4 million, respectively, in registered direct offerings.

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We may be able to use U.S. taxes withheld as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. In addition, we believe that we may be entitled to a refund of such withholding tax from the U.S. government but there can be no assurance that we will be entitled to such a refund.

Net cash used in operating activities was $8.5 million for the six months ended June 30, 2020, compared with net cash used in operating activities of $5.6 million for the same period in 2019. The $2.9 million increase in the net cash used in operating activities during the six months ended June 30, 2020 compared to the same period in 2019, was mainly due to an increase in net loss of $3.3 million, increase in non-current receivables of $0.6 million and decrease in trade payables of $2.1 million which were partly offset by a decrease in accounts receivable and prepaid expenses of $3.6 million.

Net cash used in investing activities for the six months ended June 30, 2020 and 2019 was immaterial.

Net cash provided by financing activities for the six months ended June 30, 2020 was $14.8 million compared to net cash provided by financing activities of $10.1 million for the same period in 2019. Net cash provided by financing activities for the six months ended June 30, 2020 was due to our warrant exercises in January, March, April and May 2020, our public offering in February 2020 and our registered direct offering in June 2020, while the net cash provided by financing activities for the same period in 2019 was due to our registered direct offerings in January, April and May 2019.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Form 6-K, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

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●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	ACRobat Phase III study in rheumatoid arthritis	Interim analysis expected in the fourth quarter of 2020
	COMFORT Phase III study in psoriasis	Interim analysis expected in the fourth quarter of 2020
	Being investigated for treatment of coronavirus	Awaiting FDA response to IND for COVID-19 Phase II study

Namodenoson	Phase II in HCC	Preparing to commence Phase III trial
	Phase II study in NASH	Under preparation for next study

Cannabinoid-Based Pharmaceuticals	Co-developing with Univo formulations of cannabis components for the treatment of diseases in which there is an overexpression of A3AR

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We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2017, 2018 and 2019 and for the six months ended June 30, 2020 and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2017	2018	2019	2020	Inception

Piclidenoson	1,894	2,987	7,348	3,921	37,631
Namodenoson	1,827	1,103	2,217	579	11,354
CF602	15	276	20		1,703
[Cannabinoid-Based Pharmaceuticals]
Other projects	-	-	201	1,259	3,189
Total gross direct project costs (1)	3,736	4,366	9,786	5,759	53,877

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through June 30, 2020, we have incurred research and development expenses of approximately $117.7 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

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As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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